



04001705

;TATES
IANGE COMMISSION
Washington, D.C. 20549

Uβ 3-4-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 52739

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/03_____ AND ENDING_____12/31/03_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BOND EXPRESS, INC.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

SIX PIEDMONT CENTER   **SUITE 300**

FEB 27 2004

(No. and Street)

ATLANTA   **GEORGIA**   **30305**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Habif, Arogeti and Wynne, LLP

(Name – *if individual, state last, first, middle name*)

5565 Glenridge Connector, Suite 200   Atlanta   Georgia   30342

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FEB 28 2004

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

PROCESSED

MAR 24 2004

THOMSON
FINANCIAL

PS
3/23/04

OATH OR AFFIRMATION

I, _____William A. Kane_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BOND EXPRESS, INC.** , as of _____DECEMBER 31_____, 20_03___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOND EXPRESS, INC.
(A Wholly Owned Subsidiary of ValuBond, Inc.)

TABLE OF CONTENTS



A Financial Solutions Company

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of Bond Express, Inc.

We have audited the accompanying statement of financial condition of Bond Express, Inc. (a wholly owned subsidiary of ValuBond, Inc.) as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Excange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bond Express, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 10 - 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule I 7a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia

February 17, 2004

Habif, Arogeti & Wynne, LLP
Glenridge Highlands Two ◆ 5565 Glenridge Connector ◆ Suite 200 ◆ Atlanta, Georgia 30342
404.892.9651 ◆ Fax 404.876.3913 ◆ www.hawcpa.com
An Independent Member of Baker Tilly International ◆ Certified Public Accountants

BOND EXPRESS, INC.
(A Wholly Owned Subsidiary of ValuBond, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Current assets

Cash and cash equivalents	$ 7,006
	$ 7,006

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	$ 0

Stockholders' equity

Common stock, no par value, 1,000 shares authorized, 10 shares issued and outstanding	0
Additional paid-in capital	24
Retained earnings	6,982
	7,006
	$ 7,006

See auditors' report and accompanying notes

BOND EXPRESS, INC.
(A Wholly Owned Subsidiary of ValuBond, Inc.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

Operating income		
Interest	$	297
Operating expenses		0
Income before income taxes		297
Income taxes		0
Net income	$	297

See auditors' report and accompanying notes

BOND EXPRESS, INC.
(A Wholly Owned Subsidiary of ValuBond, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
Balances, January 1, 2003	10	$ 0	$ 43,775	$ 6,685	$ 50,460
Return of Capital	0	0	(43,751)	0	(43,751)
Net Income	0	0	0	297	297
Balances, December 31, 2003	10	$ 0	$ 24	$ 6,982	$ 7,006

See auditors' report and accompanying notes

BOND EXPRESS, INC.
(A Wholly Owned Subsidiary of ValuBond, Inc.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities		
Net income	$	297
Cash flows from financing activities		
Return of capital		(43,751)
Net decrease in cash and cash equivalents		(43,454)
Cash and cash equivalents, beginning of year		50,460
Cash and cash equivalents, end of year	$	7,006

Note A
Summary of Significant Accounting Policies

Business:

Bond Express, Inc. (the Company) is a wholly owned subsidiary of ValuBond, Inc. (the Parent). The Company is registered as a nonclearing broker-dealer under the Securities Exchange Act of 1934. Its services include distribution of new issues of fixed income securities, providing a neutral secondary market place and providing educational tools and information.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

The financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Parent's unaudited financial statements reflect a net loss of approximately $6,300,000 in 2003 and net equity of approximately $120,000 at December 31, 2003. As a result, and given the Parent's limited history, there is substantial doubt that the Parent will be able to continue as a going concern and be able to support the Company.

The Company's continuation as a going concern is dependent upon the Parent's ability to generate cash flow sufficient to meet its obligations from operational revenue, expense reductions, and/or obtaining additional capital from third parties. Management of the Parent intends and believes that it has the ability to achieve positive cash flow from operations by reducing expenditures, without the need for revenue growth or additional capital investment from outside sources. Notwithstanding this plan, management of the Parent intends to improve cash flow during 2004 through increasing revenue, managing expenses, and obtaining equity capital from third parties. The financial statements do not include any adjustments relating to the recoverability and/or classification of liabilities that might be necessary should the Company's Parent be unable to continue as a going concern.

Cash and Cash Equivalents:

Cash and cash equivalents include cash in banks, interest-bearing deposits with banks, and money market funds.

Income Taxes:

The Company's operating results are included in the consolidated income tax returns of the Parent. The Parent allocates income taxes to the Company as if the Company were filing a separate income tax return with no graduated rates.

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Note B
Regulatory Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital, as defined, of $7,006, which was $2,006 in excess of its required net capital of $5,000. The Company had no aggregate indebtedness at December 31, 2003.

Note C
Income Taxes

Income tax expense attributable to income before income taxes differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income before income taxes as follows:

Computed expected tax expense	$ 95
State income tax expense, net of federal income tax effect	17
Valuation Allowance	(112)
	$ 0

Note D
Contingencies

From time to time, the Company is a party to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, the outcome of these matters will not have a material adverse effect on the financial condition or results of operations of the Company.

Note E
Liabilities Subordinated to the Claims of General Creditors

At December 31, 2003, and during the period then ended, the Company had no liabilities that were subordinated to the claims of general creditors.

Note F
Exemption from Rule 15c3-3

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

Note G
Clearing Agreement

The Company is negotiating a clearing agreement with a clearing house where the Company will direct certain agency trades to them, and they, in turn, clear the trades. In addition, they will act as the control location to hold and maintain funds or securities of the Company and its customers.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	BOND EXPRESS, INC.	as of	12/31/03

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition... $	7,006	3480
2.	Deduct ownership equity not allowable for Net Capital ....(	)	3490
3.	Total ownership equity qualified for Net Capital	7,006	3500
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital..................	-0-	3520
	B. Other (deductions) or allowable credits (List)...		3525
5.	Total capital and allowable subordinated liabilities.. $	7,006	3530
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ 0 [3540]		
	B. Secured demand note deficiency..................................... [3590]		
	C. Commodity futures contracts and spot commodities-proprietary capital charges...................................... [3600]		
	D. Other deductions and/or charges..................................... [3610] (	-0-	) 3620
7.	Other additions and/or allowable credits (List)...	-0-	3630
8.	Net capital before haircuts on securities positions .... $	7,006	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
	A. Contractual securities commitments .... $ [3660]		
	B. Subordinated securities borrowings................................. [3670]		
	C. Trading and investment securities:		
	1. Exempted securities.. [3735]		
	2. Debt securities... [3733]		
	3. Options .... [3730]		
	4. Other securities .... [3734]		
	D. Undue Concentration .... [3650]		
	E. Other (List).. [3736] (	)	3740
10.	Net Capital .... $	7,006	3750

OMIT PENNIES

See auditors' report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BOND EXPRESS, INC.	as of 12/31/03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19) . . . . $	0	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement		
	of subsidiaries computed in accordance with Note (A) . . . . $	5,000	3758
13.	Net capital requirement (greater of line 11 or 12) . . . . $	5,000	3760
14.	Excess net capital (line 10 less 13) . . . . $	2,006	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19) . . . . $	7,006	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition. . . . . $		-0-	3790
17.	Add:			
	A. Drafts for immediate credit . . . . $			3800
	B. Market value of securities borrowed for which no equivalent			
	value is paid or credited . . . . $			3810
	C. Other unrecorded amounts (List) . . . . $	-0- 3820	$	0	3830
19.	Total aggregate indebtedness . . . . $		-0-	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) . . . . %		-0-	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) . . . . %		-0-	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule		
	15c3-3 prepared as of the date of the net capital computation including both brokers or dealers		
	and consolidated subsidiaries' debits . . . . $		3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital		
	requirement of subsidiaries computed in accordance with Note (A) . . . . $		3880
24.	Net capital requirement (greater of line 22 or 23) . . . . $		3760
25.	Excess net capital (line 10 less 24) . . . . $		3910
26.	Net capital in excess of:		
	5% of combined aggregate debit items or $120,000 . . . . $		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/83

See auditors' report
-11-

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	BOND EXPRESS, INC.

For the period (MMDDYY) from **1/01/03** to **12/31/03**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period . . . . $ **50,460** `4240`

    A. Net income (loss) . . . . **297** `4250`

    B. Additions (Includes non-conforming capital of . . . . $ `4262`) `4260`

    C. Deductions (Includes non-conforming capital of . . . . Return of Capital . . . $ `4272`) **(43,751)** `4270`

2. Balance, end of period (From item 1800) . . . . $ **7,006** `4290`

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period . . . . $ `4300`

    A. Increases . . . . `4310`

    B. Decreases . . . . `4320`

4. Balance, end of period (From item 3520) . . . . $ **0** `4330`

OMIT PENNIES

BOND EXPRESS, INC.
(A Wholly-Owned Subsidiary of ValuBond, Inc.)
RECONCILIATION OF COMPUTATION OF NET CAPITAL
(RULE 15c3-1 PURSUANT TO RULE 17a-5(d)(4))
DECEMBER 31, 2003

	Net Capital	Indebtedness	Percentage of Aggregate Indebtedness to Net Capital
Company's computation	$ 7,006	$ -	0
Additional expense accruals, revenue, expense and other adjustments	-	-	
	$ 7,006	$ -	0

BROKER OR DEALER	BOND EXPRESS, INC.	as of	12/31/03

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... | 4550 |

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... | 4560 |

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm | 4335 | X | 4570 |

D. (k) (3)—Exempted by order of the Commission .... | 4580 |

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ | 4899 |

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

1/78

See auditors' report



A Financial Solutions Company

<u>INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5</u>
<u>FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3</u>

To the Board of Directors and Stockholders
    of Bond Express, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of BOND EXPRESS, INC. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making the quarterly securities examinations, counts, verifications and comparisons

2.   Recordation of differences required by rule 17a-13

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Habif, Arogeti & Wynne, LLP
Glenridge Highlands Two   ◆   5565 Glenridge Connector   ◆   Suite 200   ◆   Atlanta, Georgia 30342
404.892.9651   ◆   Fax 404.876.3913   ◆   www.hawcpa.com
An Independent Member of Baker Tilly International   ◆   Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Atlanta, Georgia

February 17, 2004